Ronald Gurge

Experience

Odyssey Science, Inc. *Vice President, Chief Product Officer*

June 2020 - Present

Swansea, MA

Founders Science Group, *Co-founder and Chief Science Officer*

2014 - Present

Taunton, Massachusetts

PreCision Dermatology

Director, Consumer Products Research & Development, 2012 – 2014

Associate Director, Product Research & Development, 2010 - 2012

Cumberland, RI

Collegium Pharmaceutical

Associate Director, Product Research & Development, 2008 – 2010

Project Manager, Scientific Affairs / Product Research & Development, 2005 - 2008

Cumberland, RI

Education

University of Massachusetts, Amherst

Ph.D, Organic / Polymer Chemistry

1992 – 1998

University of Bridgeport

BS, Chemistry

1988 - 1992